FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file numbers 2-90702, 33-18202, 33-55986, 33-56101 and 333-95043

A.	Full title of the plan and the address of the plan, if different from that of the issuer name below:

ECOLAB SAVINGS PLAN and ESOP
(Ecolab Savings Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ECOLAB INC.
370 Wabasha Street North Saint Paul, Minnesota 55102-1390

ECOLAB SAVINGS PLAN and ESOP

(Ecolab Savings Plan)

REPORT ON AUDITS OF FINANCIAL STATEMENTS

As of December 31, 2003 and 2002

and

for the year ended December 31, 2003

AND SUPPLEMENTAL SCHEDULE

as of and for the year ended December 31, 2003

Note:  Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Ecolab Savings Plan and ESOP

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ecolab Savings Plan and ESOP (Ecolab Savings Plan)(the “Plan”) as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. These statements require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule referred to in the accompanying index on page 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan Administrator.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota

June 22, 2004

ECOLAB SAVINGS PLAN and ESOP
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
as of December 31, 2003 and 2002

(in thousands)	2003	2002

ASSETS

Investments, at fair value:

Fidelity mutual funds	$197,143	$162,851

Other mutual funds	55,688	36,693

Managed income fund	44,313	46,078

Ecolab stock fund	382,650	340,726

Participant loans	17,519	16,697

Total investments	697,313	603,045

Dividends receivable	1,107	990

Total assets	698,420	604,035

LIABILITIES

Other liabilities	291	247

NET ASSETS AVAILABLE FOR BENEFITS	$698,129	$603,788

The accompanying notes are an integral
part of the financial statements.

ECOLAB SAVINGS PLAN and ESOP
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2003

(in thousands)	2003

Investment income:
Interest	$2,972
Dividends	8,847
Net appreciation in the fair value of mutual funds	42,978
Increase in Plan’s interest in other funds	36,416
Total investment income	91,213

Contributions and transfers:
Employee contributions	30,198
Employer contributions	14,880
Transfer from other plans	5
Total contributions and transfers	45,083

Deductions:
Distributions and withdrawals	(41,752)
Plan expenses	(203)
Total deductions	(41,955)

Net increase	94,341

Net assets available for benefits:
Beginning of year	603,788

End of year	$698,129

The accompanying notes are an integral
part of the financial statements.

ECOLAB SAVINGS PLAN and ESOP
NOTES TO FINANCIAL STATEMENTS

1.             Description of Plan:

The following brief description of the Ecolab Savings Plan and ESOP (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.  Effective March 1, 2002, the plan was amended with respect to certain aspects of employee and employer matching contributions, participant vesting and participant account allocation.  In addition, the plan was modified to meet the regulatory requirements of an Employee Stock Ownership Plan (ESOP) for a portion of the Plan and changed its name to the Ecolab Savings Plan and ESOP.  The change of the plan to include an ESOP had no impact on plan assets or participant accounts.

GENERAL AND ELIGIBILITY:

The Plan is a contributory qualified defined contribution plan available to employees of Ecolab Inc. (the “Company”) and certain of its subsidiaries.  Employees regularly scheduled to work at least 20 hours per week may participate immediately in the Plan provided they are not subject to a collective bargaining agreement which does not provide for their inclusion.  Part-time employees working less than 20 hours a week must have been employed for a twelve consecutive month period during which they have worked at least 1,000 hours to be eligible to participate. Employee participation in the Plan is voluntary.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (the “Code”).

In connection with the plan amendment described further below, the plan has been designed to meet the IRS Safe Harbor rules so as to eliminate the need for certain non-discrimination testing in years subsequent to 2002.

CONTRIBUTIONS:

Prior to March 1, 2002, contributions were made to the Plan as “before-tax savings contributions,” “after-tax savings contributions,” “employer matching contributions” or “employer profit sharing contributions”.

Before-tax savings contributions were made by the company on behalf of participants who agreed to have their taxable compensation reduced.  Participants could reduce their compensation up to 10% (subject to a statutory annual maximum) for the purpose of making before-tax savings contributions to the Plan.

(continued)

ECOLAB SAVINGS PLAN and ESOP
NOTES TO FINANCIAL STATEMENTS, (Continued)

1.             Description of Plan, (Continued):

After-tax savings contributions were made by the company on behalf of participants through after-tax payroll deductions.  The total of before-tax and after-tax savings contributions made on behalf of a participant could not exceed 16% of a participant’s compensation.

Prior to March 1, 2002, employer matching contributions were made by the company in an amount equal to 50% of the total before-tax and after-tax savings contributions for a payroll period up to a maximum 6% of a participant’s eligible compensation for that period, as defined.  Employer matching contributions were invested entirely in the Ecolab Stock Fund.

Effective March 1, 2002, contributions are made to the Plan as “before-tax savings contributions” and “employer matching contributions”.

Before-tax savings contributions are contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced.  Participants may reduce their compensation up to 16% (subject to a statutory annual maximum of $12,000 for 2003) for the purpose of making before-tax savings contributions to the Plan.

Employer matching contributions are made by the Company in an amount equal to a $1 match for each $1 of employee pre-tax contributions on the first 3% of compensation and $0.50 for each $1 of employee pre-tax contributions on the next 2% of compensation.  Employer matching contributions are invested entirely in the Ecolab Stock Fund. Participants who have attained age 55 and 10 years of service will be allowed to diversify up to 25% of their matching contribution account at any time during the 5 years after becoming eligible to diversify. In year 6, they can diversify up to 50% of their matching contribution account, taking into account the amounts already diversified in prior years.

Participants who have attained age 50 or above are allowed to make catch-up contributions in accordance with recently enacted legislation.

A separate ESOP was created for the employer matching contributions (except for contributions for participants in Puerto Rico) and the ESOP allows employees to elect the withdrawal of dividends paid on shares to the ESOP.

(continued)

ECOLAB SAVINGS PLAN and ESOP
NOTES TO FINANCIAL STATEMENTS, (Continued)

1.             Description of Plan, (Continued):

The Plan was restated effective January 1, 2003 to provide that all amounts invested in the Ecolab Stock Fund (except accounts of participants in Puerto Rico) will be part of the ESOP account.

The levels of contributions made by or on behalf of participants who are highly compensated, as defined in the Code, are subject to limitations under the Code.

VESTING:

Effective March 1, 2002, vesting requirements were changed such that participants are fully or 100% vested at all times.

Prior to March 1, 2002, participants became vested in the employer matching contributions and investment income thereon at a rate of 25% each year, after two years of continuous service until fully vested after five years of service. Participants also became fully vested in employer matching contributions and investment income thereon in the event of death or total disability while employed by the company or upon retirement at, or after, age 65.

PLAN BENEFITS:

Benefits to participants are limited to the amount vested in each participant’s account.  In connection with the March 2002 plan redesign, all participants who were employed by a Participating Employer after February 28, 2002, became 100% vested effective March 1, 2002.  Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the participant’s account.  Loans and in-Service withdrawals for hardships are also available.  An employee distribution or withdrawal from the Plan generally is subject to federal income tax and may be subject to a 10% penalty.

(continued)

ECOLAB SAVINGS PLAN and ESOP
NOTES TO FINANCIAL STATEMENTS, (Continued)

1.             Description of Plan, (Continued):

PARTICIPANT LOANS:

Active employee participants (and beneficiaries who are parties in interest as defined by ERISA) are permitted to borrow from their accounts.  The total amount of a participant’s loan may not exceed the lesser of (a) $50,000 minus the participant’s highest outstanding loan balance for the previous twelve-month period, or (b) 50% of the participant’s interest in his or her account. When a loan is granted, the appropriate account balances are reduced and a separate loan account is created.  Loan payments, together with interest at a market rate determined by the Plan Administrator, are repaid generally over 5 or 10 years.  Participant loans at December 31, 2003 had interest rates ranging from 4.00% to 10.5%.  A participant can have no more than two loans outstanding at any time.  Participant loans are collateralized by the borrower’s account balance and are repaid through payroll deductions.

PARTICIPANT ACCOUNTS AND ALLOCATION:

Fidelity Management Trust Company (“Fidelity”), a division of Fidelity Investments Institutional Services Company, Inc., provides investment management, recordkeeping and trustee services for the Plan directly or indirectly through one or more of its subsidiaries. The trust agreement authorizes services to be performed by the trustee, its agents or affiliates.

Each participant’s account is credited with the participant’s contributions, the employer matching contributions and investment income thereon.

Except for employer matching and former profit sharing contributions and investment income thereon which are required to be invested in the Ecolab Stock Fund (except for those participants eligible to diversify up to 25% or 50% of their matching contribution account as described above), participants are allowed to allocate their entire account balance in any combination of the twenty investment options at December 31, 2003.  Participants can transfer their account balances among the investment options and/or change the investment of their future contributions, and earnings thereon daily. These transfers and changes must be made in whole dollar amounts of at least $250 and/or in whole percent increments.

(continued)

ECOLAB SAVINGS PLAN and ESOP
NOTES TO FINANCIAL STATEMENTS, (Continued)

1.             Description of Plan, (Continued):

All participant contributions made under the Plan are paid to and invested by Fidelity in one or more of the available investment options as directed by the participants. Eighteen investments (all except Managed Income Fund and Ecolab Stock Fund) of the twenty investment options existing at December 31, 2003 are mutual funds.  The remaining two investment options include a fund invested primarily in investment contracts and short-term bonds and other fixed income securities (the Managed Income Fund, which includes the Managed Income Portfolio II and Ausa Life Insurance Co. Investment Contracts) and a non-diversified fund invested primarily in Ecolab Inc. common stock, held by Fidelity Management Trust Company (the Ecolab Stock Fund).  Portions of the Ecolab Stock Fund are considered non-participant directed investments (see information regarding non-participant directed investments in Note 4).

PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.             Summary of Significant Accounting Policies:

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and use the following significant accounting policies.

VALUATION OF INVESTMENTS:

Investments in the Managed Income Fund are recorded at the underlying net asset value per unit as determined by the Plan’s trustee, which approximates fair value. Investments in the Ecolab Stock Fund are recorded at the underlying net asset value per unit as determined by the Plan’s trustee, which approximates fair value based on the quoted market price of the Company’s common stock.  Mutual funds are recorded at the underlying net asset value per unit, which approximates fair value based on the publicly quoted market price of these funds.  Participant loans receivable are recorded at estimated fair value consisting of the principal value of outstanding loans, plus accrued interest.

INTEREST AND DIVIDENDS:

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

(continued)

ECOLAB SAVINGS PLAN and ESOP
NOTES TO FINANCIAL STATEMENTS, (Continued)

2.             Summary of Significant Accounting Policies, (Continued):

NET APPRECIATION IN THE FAIR VALUE OF MUTUAL FUNDS:

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of mutual funds, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those mutual funds.

INCREASE IN PLAN’S INTEREST IN OTHER FUNDS:

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the increase in the Plan’s interest in other funds (the Managed Income Fund and the Ecolab Stock Fund), which consists of the change in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

CONTRIBUTIONS:

Participant before-tax contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions.

USE OF ESTIMATES:

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits at the date of the financial statements and the Changes in Net Assets Available for Benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in various combinations of investment funds.  Investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits in future periods.

(continued)

ECOLAB SAVINGS PLAN and ESOP
NOTES TO FINANCIAL STATEMENTS, (Continued)

2.             Summary of Significant Accounting Policies, (Continued):

CONCENTRATION OF MARKET RISK:

As of December 31, 2003 and 2002, approximately 55% and 56% of the Plan’s net assets were invested in the common stock of Ecolab Inc., respectively. The underlying value of the Ecolab Stock Fund is dependent on the performance of Ecolab Inc. and the market’s evaluation of such performance.  It is at least reasonably possible that changes in the fair value of Ecolab Inc. common stock in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

DISTRIBUTIONS TO PARTICIPANTS:

Distributions to participants are recorded when the distribution is made.

PLAN EXPENSES:

The Company pays a portion of the administrative expenses of the Plan and a portion is paid by plan participants within the plan. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment income.

3.             Investments:

Investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2003 and 2002 are summarized as follows:

(in thousands)	2003	2002

Spartan U.S. Equity Index Fund	$41,827	$32,240

Fidelity Magellan Fund	47,102	37,600

Fidelity Managed Income Portfolio II	43,072	46,078

Ecolab Stock Fund	382,650	340,726

At December 31, 2003 and 2002, the fair value of participant-directed investments in the Ecolab Stock Fund totaled $127,021 and $113,860, respectively.

(continued)

ECOLAB SAVINGS PLAN and ESOP
NOTES TO FINANCIAL STATEMENTS, (Continued)

3.             Investments, (Continued):

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $79,394 as follows:

(in thousands)	2003

Fidelity mutual funds	$30,188

Other mutual funds	12,790

Managed Income Fund	(49)

Ecolab Stock Fund	36,465

$79,394

4.             Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments in the Ecolab Stock Fund as of December 31, 2003 and 2002, and for the year ended December 31, 2003 are as follows:

	2003	2002

Net assets:
Common stock – Ecolab Inc.	$255,629	$226,866

Year Ended 2003

Changes in net assets:
Dividends	$2,827
Net appreciation	26,046
Plan expenses	(23)
Contributions	14,880
Distributions and transfers	(14,967)
$28,763

(continued)

ECOLAB SAVINGS PLAN and ESOP
NOTES TO FINANCIAL STATEMENTS, (Continued)

5.             Tax Status:

The Plan constitutes a qualified plan and trust under Section 401(a) of the Code and therefore is exempt from federal income taxes under provisions of Section 501(a).  The Plan consists of a profit sharing portion and a stock bonus portion.  The stock bonus portion constitutes an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code.  The Plan also complies with the provisions of Section 401(k) of the Code.  A tax qualification letter, dated April 14, 2004, was received from the Internal Revenue Service.  The letter stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code.  The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and tax-exempt, as described above.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.             Related Party and Party-In-Interest Transactions:

The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of the Company.

Participant contributions are invested in one or more of the investment fund options offered under the Plan, including the Ecolab Stock Fund.  In addition, employer matching and profit sharing contributions are invested in the Ecolab Stock Fund, consisting of primarily Ecolab Inc. common stock and also short-term investment funds under the trustee’s control.  In 2003, the amount of such purchases and sales of funds managed by the trustee and the fund consisting of Company stock were as follows (dollars in thousands):

	2003
	Purchases	Sales

Fidelity funds	$66,485	$64,097
Ecolab stock fund	53,577	48,088

SUPPLEMENTAL SCHEDULE

ECOLAB SAVINGS PLAN and ESOP
SCHEDULE H, LINE 4i– SCHEDULE OF ASSETS (HELD AT END OF YEAR)
as of December 31, 2003

EIN 41–0231510
Plan Number: 003

(Dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d)** Cost	(e) Current Value

*	Fidelity Management and Research Co.	Fidelity Retirement Money Market Portfolio 13,271,251 units		$13,271

*	Fidelity Management and Research Co.	Fidelity Government Income Fund 2,176,001 units		22,239

*	Fidelity Management and Research Co.	Fidelity Puritan Fund 1,573,743 units		29,067

*	Fidelity Management and Research Co.	Spartan U.S. Equity Index Fund 1,061,341 units		41,827

*	Fidelity Management and Research Co.	Fidelity Magellan Fund 481,910 units		47,102

*	Fidelity Management and Research Co.	Fidelity Overseas Fund 510,741 units		16,053

*	Fidelity Management and Research Co.	Spartan Extended Market Index Fund 148,417 units		4,055

*	Fidelity Management and Research Co.	Fidelity Freedom Income Fund 66,333 units		736

*	Fidelity Management and Research Co.	Fidelity Freedom 2000 Fund 91,047 units		1,072

*	Fidelity Management and Research Co.	Fidelity Freedom 2010 Fund 489,945 units		6,379

*              Party-in-interest

**           Cost information for participant directed investments is not required.

(continued)

ECOLAB SAVINGS PLAN and ESOP
SCHEDULE H, LINE 4i– SCHEDULE OF ASSETS (HELD AT END OF YEAR)
as of December 31, 2003 (Continued)

EIN 41–0231510
Plan Number: 003

(Dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d)** Cost	(e) Current Value

*	Fidelity Management and Research Co.	Fidelity Freedom 2020 Fund 755,796 units		9,840

*	Fidelity Management and Research Co.	Fidelity Freedom 2030 Fund 339,358 units		4,395

*	Fidelity Management and Research Co.	Fidelity Freedom 2040 Fund 146,434 units		1,107

	Pacific Investment Management Company	PIMCO Total Return Fund 830,584 units		8,895

	Capital Research and Management	Washington Mutual Investors Fund 330,112 units		9,501

	Harbor Capital Advisors (Jennison Associates LLC is the subadvisor)	Harbor Capital Appreciation Fund 540,027 units		14,213

	TCW Investment Management Co.	TCW Galileo Value Added Fund 1,330,945 units		19,565

	TCW Investment Management Co.	TCW Galileo Small Cap Growth Fund 235,977 units		3,514

*	Fidelity Management Trust Co.	Managed Income Portfolio II 43,071,969 units		43,072

	Ausa Life Insurance Co.	Investment Contracts		1,241

*	Ecolab Inc.	Ecolab Stock Fund 7,451,803 units	168,351	382,650

*	Participant loans	Participant loans due 1/2004-12/2014 (stated interest rates ranging from 4.00% to 10.5%)		17,519
				$697,313

*              Party-in-interest

**           Cost information for participant directed investments is not required.

ECOLAB SAVINGS PLAN AND ESOP
EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ECOLAB SAVINGS PLAN and ESOP

DATE	June 22, 2004	By: /s/ Diane A. Wigglesworth
Diane A. Wigglesworth
Compensation Vice President,
Ecolab Inc.
(Plan Administrator)